MoneyLion Inc. 30 West 21st Street 9th Floor New York, NY 10010 October 20, 2021 VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Technology

100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Tonya K. Aldave

Re:	MoneyLion Inc. Registration Statement on Form S-1 Registration No. 333-260254

Dear Ms. Aldave,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on October 22, 2021 or as soon thereafter as is practicable.

Please do not hesitate to contact Byron B. Rooney of Davis Polk & Wardwell LLP at (212) 4450-4658, (212) 212 701-5658 (fax) or byron.rooney@davispolk.com with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

MONEYLION INC.

By:	/s/ Richard Correia
	Name:	Richard Correia
	Title:	Chief Financial Officer

cc:	Adam VanWagner, MoneyLion Inc.

Byron B. Rooney, Davis Polk & Wardwell LLP

Lee Hochbaum, Davis Polk & Wardwell LLP

Darren M. Schweiger, Davis Polk & Wardwell LLP